news release

Zi Corporation Reports First Quarter Results

CALGARY, AB, May 12, 2006 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC), a leading provider of intelligent interface solutions, today reported a 29 percent increase in total revenues for its first quarter ended March 31, 2006, compared to total revenues in the 2005 first quarter. (Unless otherwise indicated, all monetary amounts in this news release are in U.S. dollars.)

Total revenues for this year's first quarter increased to $3.7 million compared to total revenues of $2.9 million for the year-earlier period. This increase was due primarily to higher revenue generated from licensing the Company's technology, particularly to makers of electronic games and consoles in the video gaming market. Total revenue included other product revenue from e-Learning of $0.6 million for the first quarter of 2006 compared to $0.2 million a year earlier.

The net loss for the first quarter of this year was $2.3 million, or a loss per basic and diluted share of $0.05, compared to a net loss of $1.5 million, or a loss of $0.03 per basic and diluted share in the prior year first quarter. The increase in this year's first quarter loss was due principally to the non-recurring consolidation of Archer Education Group Inc. ("Archer") results. During the quarter, Zi's ownership level of Archer was reduced to a non-controlling interest level and Archer will not be consolidated in the second quarter and thereafter. Zi will account for its interest in Archer using the equity method of accounting, hereon. Gross margin as a percentage of revenue for the first quarter of 2006 was 97 percent versus 95 percent for the year earlier quarter.

Chairman, President and CEO Michael Lobsinger said the Company is maintaining the momentum it regained late last year and that he believes Zi remains on a track of year-over-year growth based on continued progress on a number of key fronts, particularly the Qix™ product roll out to carriers and others.

"During this year's first quarter, we generated the first meaningful revenue from video gaming, which we believe will be an important market for us going forward," Lobsinger said. "We also made significant progress in expanding our pipeline of potential orders for Qix, our content and application search solution for mobile devices, and became the world's number one provider of language data bases for mobile devices. By introducing languages for India and Africa during the quarter, we increased our overall total to 54 languages, which means we are able to provide intuitive user interface solutions for more than two thirds of the entire population of the world."

The Company's balance sheet as of March 31, 2006 showed cash and cash equivalents of $9.2 million, total assets of $18.2 million, total liabilities of $6.5 million, a current ratio of 2.05:1, and shareholders' equity of $11.8 million.

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Zi earned royalties from 50 licensees during the 2006 first quarter compared to 44 in the same period a year earlier. In the three months ended March 31, 2006, 50 new handset models embedded with eZiText® were released into the market, bringing the total at March 31, 2006 to 1,050 compared to 860 a year earlier.

Chief Operating Officer Milos Djokovic said the Company's sales and marketing team continued to make progress during the quarter on its initiative to penetrate major accounts and expand its product portfolio. He also noted that the launch of Decuma® v4 handwriting recognition software, which was introduced in February at the 3GSM World Congress in Barcelona, promises to alleviate many of the problems of standard handwriting on mobile devices, which for many consumers has been awkward and slow.

"We believe this has the capability to revolutionize pen-input for mobile devices, which has been a frustrating experience for many consumers until now," Djokovic said.

Djokovic added that he looks forward to announcing the results of the second phase of the consumer trial of Qix with Virgin Mobile in the UK, which is nearing completion.

"We have made important progress on our marketing strategy of Qix based on its unique capabilities and the outstanding results we believe are forthcoming from the market trials," Djokovic said. "We continue to believe that Qix is an important part of the future of Zi and its value will be demonstrated in the weeks and months to come."

The Company also extended the range of user interfaces ("UIs") supported by Qix to the UIQ platform during the quarter, which now supports two licensable UIs available for Symbiam OS™ smart phones.

Other highlights of the quarter included the release of eZiType™, a comprehensive predictive text entry product for email users that improves speed and accuracy in the creation of wireless emails and instant messages, followed by two announcement from Sony Ericsson: first that it has embedded Zi's eZiType product on its new M600 mobile phone and e-mail device and, second that it had embedded eZiText and eZiTap™ FEP on the P990, its latest generation smartphone.

Shortly after the close of the quarter, Zi announced that eZiText will be integrated into Trolltech's Qtopia application platform to enhance the power of the mobile user interface and address the needs of the rapidly growing international market for Linux-based mobile devices.

Selling, general and administrative expenses ("SG&A") increased for the first quarter of this year to $3.1 million compared to $2.8 million for the same year-earlier period. The increase in this year's first quarter SG&A is due to the operations of the now non-controlling equity stake in Archer, which accounts for $0.6 million of the increase. Excluding the increase related to Archer, SG&A decreased $0.3 million compared to the same period in 2005. The decrease in SG&A is due to lower Qix and Decuma related product marketing costs compared to the previous year.

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Product research and development expense for the three month period ended March 31, 2006 was $1.2 million as compared to $1.0 million in the same period a year earlier. In 2006, the Company is investing in the development of new language data bases, new product features and the next version of its Qix product, in response to client demand. In the three months ended March 31, 2006, gross expenditures on new product development before capitalization were $1.6 million. In the first three months of 2005, the Company's gross expenditure on product research and development was $1.3 million. The Company capitalized $0.4 million in the first quarter of 2006 as compared to $0.3 million in the first quarter of 2005.

Summary of Results of Operations

Three months ended March 31	2006	2005
(thousands except per share amounts) (unaudited)
Revenue	$3,697	$2,870
Gross margin	$3,582	$2,717
Net loss	$(2,285)	$(1,514)
Total assets	$18,239	$23,508
Net loss per share - basic and diluted	$(0.05)	$(0.03)
Outstanding shares, weighted average	46,273	45,837
Outstanding shares, end of period	46,273	46,225

All dollar amounts are in U.S. Dollars and in conformity with U.S. GAAP. This information should be read in conjunction with the Company's unaudited interim financial statements and notes.

Change to Financial Statements Regarding Accounting for Income Taxes:

For the year ended December 31, 2004, the Company's income tax expense has been restated to reflect actual income tax expense for a previously understated liability. According to the Peoples Republic of China ("PRC") taxation law, those Foreign Investment Entities ("FIE") established in China that are involved in "productive" activities are entitled to tax holidays and tax reductions. These FIE tax benefits include a two-year tax holiday followed by a 50 percent reduction of the otherwise applicable tax rate for the following three years. The Company's Chinese subsidiary, Huayu Zi Software Technology (Beijing) Co. Ltd. ("Huayu Zi") had been categorized as a productive-type FIE in all of its PRC statutory filings, including its routine filings to tax authorities and believed it was entitled to the tax holiday and tax rate reductions.

PRC tax authorities tightened the scope of FIE tax incentives and narrowed the tax holiday and reduction entitlement to those entities engaged in productive activities or are engaged in "encouraged" industries. Changes to the operations of Huayu Zi in 2004 resulted in decreases in its research and development spending and revenues generated from productive activities (as defined under the FIE guidelines) which were below the stipulated levels required to qualify as a FIE eligible for the tax holidays and reductions. As a result, the Company should have recorded an increase in the income tax liability and expense of $336,161 for the year ended December 31, 2004. The Company previously disclosed in its consolidated financial statements for the year ended December 31, 2004, a contingent liability of $166,871 for 2004 income tax.

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Income tax expense for the year ended December 31, 2004, previously reported as nil, has been restated to $336,161. As a result, the net loss for the year ended December 31, 2004, previously reported as $2,388,199, has been restated to $2,724,360. Similarly, net loss per share for the year ended December 31, 2004, previously reported as $0.06, has been restated to $0.07. In addition, the accumulated deficit as at December 31, 2004, previously reported as $91,927,031, has been restated to $92,263,192. Comprehensive net loss for the year ended December 31, 2004, previously reported as $2,112,365, has been restated to $2,448,526.

Accounts payable and accrued liabilities as at December 31, 2004, previously reported as $3,081,280, has been restated to $3,417,441. As disclosed in the notes to the financial statements under stock-based compensation, proforma net loss for the year ended December 31, 2004, previously reported as $6,290,102, has been restated to $6,626,263. Similarly, proforma net loss per share for the year ended December 31, 2004, previously reported as $0.15, has been restated to $0.16.

As disclosed in the notes to the financial statements under Canadian Generally Accepted Accounting Principles ("Canadian GAAP"), net loss under Canadian GAAP for the year ended December 31, 2004, previously reported as $3,736,518, has been restated to $4,072,679. Similarly, net loss per share under Canadian GAAP, for the year ended December 31, 2004, previously reported as $0.09, has been restated to $0.10. Shareholders' equity under Canadian GAAP for the year ended December 31, 2004, previously reported as $12,445,779, has been restated to $12,109,618.

The Company did not record income tax expense for the three month period ended March 31, 2005 as the amount is not material to those interim unaudited financial statements.

Conference Call

As previously announced, Zi is conducting a conference call to review its financial results today at 9:00 AM EDT (Eastern). The dial-in number for the call in North America is 1-800-479-9001 and 1-719-457-2618 for overseas callers. A live audio webcast and replay of the call can be accessed for 10 days at the Company's website at www.zicorp.com.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiText® for one-touch predictive text entry; eZiTap™ for intelligent multi-tap entry, eZiType™ for keyboard prediction with auto-correction, Decuma® for predictive pen-input handwriting recognition and the Qix™ service discovery engine to enhance the user experience and drive service usage and adoption. Zi's product portfolio dramatically improves the usability of mobile phones, PDAs, gaming devices and set-top boxes and the applications on them including SMS, MMS, e-mail and Internet browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on the Nasdaq National Market (ZICA) and the Toronto Stock Exchange (ZIC).

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This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, Decuma, Qix, eZiTap, eZiType and eZiText are either trademarks or registered trademarks of Zi Corporation. All other trademarks are the property of their respective owners.

For more information:
Investor Inquiries:		Media Inquiries:
Allen & Caron Inc	Zi Corporation	Allen & Caron Inc
Jill Bertotti	Dale Kearns, Chief Financial Officer	Len Hall
(949) 474-4300	(403) 233-8875	(949) 474-4300
jill@allencaron.com	investor@zicorp.com	len@allencaron.com

TABLES FOLLOW

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Consolidated Balance Sheets

	March 31,	December 31,
	2006	2005
(All amounts in United States of America dollars except share amounts)	(unaudited)	Restated - note 3
Assets
Current assets
Cash and cash equivalents	$9,211,763	$12,157,440
Accounts receivable, net of allowance of $379,325 (2005 - $426,697)	3,483,308	4,579,966
Accounts receivable from related party	2,799	–
Note receivable from related party	125,000	–
Work-in-progress and inventory	–	13,897
Prepayments and deposits	410,450	607,375
Total current assets	13,233,320	17,358,678
Capital assets - net	1,012,814	1,210,947
Intangible assets - net	3,483,912	3,834,880
Investment in significantly influenced company	509,405	–
	$18,239,451	$22,404,505
Liabilities and shareholders' equity
Current liabilities
Bank indebtedness	$–	$106,650
Accounts payable and accrued liabilities	3,121,745	4,547,725
Deferred revenue	3,257,962	4,185,341
Current portion of other long-term liabilities	62,658	64,927
Total current liabilities	6,442,365	8,904,643
Notes payable	–	147,678
Other long-term liabilities	14,285	30,530
	6,456,650	9,082,851
Contingent liabilities, commitments and guarantees
Shareholders' equity
Share capital
Unlimited number of Class A, 9% convertible, preferred shares authorized
and no shares issued or outstanding	–	–
Unlimited number of common shares, no par value, authorized,
46,272,568 (2005 – 46,272,568) issued and outstanding	109,365,824	109,365,824
Additional paid-in capital	2,694,851	2,114,190
Accumulated deficit	(99,865,136)	(97,580,615)
Accumulated other comprehensive loss	(412,738)	(577,745)
	11,782,801	13,321,654
	$18,239,451	$22,404,505

See accompanying selected notes to consolidated financial statements.

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Consolidated Statements of Loss

Three months ended March 31 (unaudited)	2006	2005
(All amounts in United States of America dollars except share amounts)
Revenue
License and implementation fees	$3,141,886	$2,692,387
Other product revenue	555,523	177,674
	3,697,409	2,870,061
Cost of sales
License and implementation fees	93,187	63,371
Other product costs	22,696	89,864
	115,883	153,235
Gross margin	3,581,526	2,716,826
Operating expenses
Selling general and administrative	(3,099,930)	(2,836,800)
Litigation and legal	(865,849)	(239,388)
Product research and development	(1,249,600)	(991,500)
Depreciation and amortization	(316,035)	(267,854)
Operating loss before undernoted	(1,949,888)	(1,618,716)
Interest on capital lease obligation	(42)	(935)
Other interest expense	(336)	(273)
Interest and other income	104,961	105,816
Loss before income taxes	(1,845,305)	(1,514,108)
Equity interest in loss of significantly influenced company	(68,902)	–
Income taxes	(370,314)	–
Net loss	$(2,284,521)	$(1,514,108)
Basic and diluted loss per share	$(0.05)	$(0.03)
Weighted average common shares – basic and diluted	46,272,568	45,837,333
Common shares outstanding, end of period	46,272,568	46,225,168

See accompanying selected notes to consolidated financial statements.

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Consolidated Statements of Cash Flow

Three months ended March 31 (unaudited)	2006	2005
(All amounts in United States of America dollars)
Net cash flow from (used in) operating activities:
Net loss	$(2,284,521)	$(1,514,108)
Items not affecting cash:
Loss on dispositions of capital assets	2,132	516
Depreciation and amortization	322,824	277,280
Non-cash compensation expense	142,697	–
Decrease (increase) in non-cash working capital	(374,116)	3,113,530
Cash flow from (used in) operating activities	(2,190,984)	1,877,218
Cash flow from (used in) financing activities:
Proceeds from issuance of common shares, net of issuance costs	–	2,205,133
Payment of bank indebtedness	(106,650)	–
Payment of capital lease obligations	(3,860)	(6,092)
Cash flow from (used in) financing activities	(110,510)	2,199,041
Cash flow from (used in) investing activities:
Purchase of capital assets	(63,611)	(39,641)
Software development costs	(352,970)	(325,309)
Other deferred costs	(14,654)	(14,666)
Acquisition of subsidiaries	–	(458,466)
Note receivable from related party	(125,000)	–
Disposition of subsidiaries	(70,184)	–
Cash flow used in investing activities	(626,419)	(838,082)
Effect of foreign exchange rate changes on cash and cash equivalents	(17,764)	(243,948)
Net cash inflow (outflow)	(2,945,677)	2,994,229
Cash and cash equivalents, beginning of period	12,157,440	12,889,335
Cash and cash equivalents, end of period	$9,211,763	$15,883,564
Components of cash and cash equivalents
Cash	$3,922,546	$6,358,545
Cash equivalents	$5,289,217	$9,525,019
Supplemental cash flow information
Cash paid for interest	$378	$1,208
Cash paid for income taxes	$177,835	$–

See accompanying selected notes to consolidated financial statements.

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SELECTED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2006 and 2005 (All amounts expressed in United States of America dollars except share amounts)

1. NATURE OF OPERATIONS

Zi Corporation (the "Company" or "Zi") is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. On January 26, 2005, the Company purchased the assets of Decuma AB ("Decuma"), a Swedish company specializing in developing and marketing handwriting recognition software. The handwriting recognition software created by Decuma, with its patented Geometrical Invariant Technology ("GIT"), has the ability to recognize an individual's unique writing style. Through its e-Learning business segment which includes equity investments in Archer Education Group Inc. ("Archer") and Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service, as well as, educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Also, Archer provides personal and organizational teaching and learning through Canadian based schools.

2. SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management in conformity with accounting principles generally accepted in the United States of America, which conforms in all material respects with Canadian Generally Accepted Accounting Principles. The accounting policies used in preparing these interim consolidated financial statements are consistent with those used in the preparation of the 2005 annual consolidated financial statements, however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with the 2005 annual consolidated financial statements. In management's opinion, the unaudited consolidated financial statements include all adjustments necessary to present fairly such information. Interim results are not necessarily indicative of the results expected for the fiscal year.

3. RESTATEMENT

The accumulated deficit as at December 31, 2005 previously reported as $97,244,454 has been restated to $97,580,615 to show the effect of a restatement of 2004 income tax expense of $336,161.

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